UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Aries Maritime Transport Limited

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

G0474B105

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G0474B105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Investment Bank of Greece Societe Anonyme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 427,777 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 427,777 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,777 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) FI

(1) The number of shares listed as beneficially owned by the Reporting Person consists of (i) 416,666 shares that may be acquired upon exercise of warrants and (ii) 11,111 shares that may be acquired upon conversion of convertible notes.  See Item 4.

SCHEDULE 13G
CUSIP No. G0474B105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Marfin Egnatia Bank Societe Anonyme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 427,777 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 427,777 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,777 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) FI

(1) The number of shares listed as beneficially owned by the Reporting Person consists of (i) 416,666 shares that may be acquired upon exercise of warrants and (ii) 11,111 shares that may be acquired upon conversion of convertible notes.  See Item 4.

SCHEDULE 13G
CUSIP No. G0474B105	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Marfin Popular Bank Public Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 427,777 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 427,777 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,777 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) FI

(1) The number of shares listed as beneficially owned by the Reporting Person consists of (i) 416,666 shares that may be acquired upon exercise of warrants and (ii) 11,111 shares that may be acquired upon conversion of convertible notes.  See Item 4.

Introductory Statement

This Amendment No. 1 (the “Statement”) amends and restates in its entirety the Schedule 13G initially filed on November 22nd, 2009 (the “Original Filing”), relating to the common stock, par value $0.01 per share, of Newlead Holdings Ltd. (formerly Aries Maritime Transport Limited) (the “Issuer”).

On August 3, 2010, the Issuer effected a 1 for 12 reverse split of its Common Stock to consolidate every 12 shares of Common Stock of the Issuer in to one share of Common Stock, par value of $0.01 per share.  All Common Stock amounts in this Statement give effect to such reverse split.

Item 1. (a)                 Name of Issuer.

Newlead Holdings Ltd.

Item 1. (b)                 Address of Issuer’s Principal Executive Offices.

83 Akti Miaouli & Flessa Str., 185 38, Piraeus, Greece.

Item 2.                      (a)           Name of Person Filing.

This Statement is being filed on behalf of the following persons:

(i)	Investment Bank of Greece Societe Anonyme (“IBG”);
(ii)	Marfin Egnatia Bank Societe Anonyme (“Marfin Egnatia”); and
(iii)	Marfin Popular Bank Public Company Limited (“Marfin Popular” and, together with IBG and Marfin Egnatia, the “Reporting Persons”).*

Marfin Popular holds approximately 97% of the stock of Marfin Egnatia.  Marfin Egnatia holds approximately 96% of the stock of IBG.

Pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have entered into a joint filing agreement, dated as of October 21st, 2009, a copy of which is attached as Exhibit 99.1 to the Original Filing, and incorporated herein by reference.

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 2.                      (b)           Address of Principal Business Office or, if None, Residence.

IBG:  24B, Kifissias Avenue, Maroussi, Athens, 151 25, Greece.

Marfin Egnatia:  20, Mitropoleos Street and Komninon Street, Thessaloniki, 546 24, Greece.

Marfin Popular: 154, Limassol Avenue, Nicosia, 2025, Cyprus.

Item 2.                      (c)           Citizenship.

Each of IBG and Marfin Egnatia is a societe anonyme organized under the laws of Greece.  Marfin Popular is a corporation organized under the laws of Cyprus.

Item 2.                      (d)           Title of Class of Securities.

Common stock, par value $0.01 per share (“Common Stock”).

Item 2.                      (e)           CUSIP Number.

G0474B105

Item 3.

Not applicable, as this Statement is being filed pursuant to Rule 13d-1(c).

Item 4.                       Ownership.

(a)  Amount beneficially owned:

IBG beneficially owns 427,777 shares of Common Stock, consisting of the following securities: (i) 416,666 warrants to purchase an equal amount of shares of Common Stock at an exercise price of $24.00 per share and (ii) a 7% convertible senior note due 2015 in the principal amount of $100,000, which is convertible into 11,111 shares of Common Stock at a price of $9.00 per share.  Marfin Egnatia is deemed to beneficially own the foregoing shares as a result of its approximately 96% ownership of IBG and Marfin Popular is deemed to beneficially own such shares as a result of its approximately 97% ownership of Marfin Egnatia.

(b)  Percent of class:

Based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, IBG beneficially owns approximately 5.5% of the outstanding Common Stock.  Marfin Egnatia is deemed to beneficially own the same percentage of shares of Common Stock as a result of its approximately 96% ownership of IBG and Marfin Popular is deemed to beneficially own the same percentage of such shares as a result of its approximately 97% ownership of Marfin Egnatia.  If all $125,000,000 in aggregate principal amount of outstanding 7% convertible senior notes due 2015 issued by the Issuer were converted into Common Stock, such percentage would be approximately 2.0%.  The aforementioned percentages are based on there being 7,327,934 shares of Common Stock outstanding as set forth on the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 29, 2010, which represents the most recent public filing containing such information.

(c)

IBG

Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 427,777
(iii)	Sole power to dispose or to direct the disposition: -0-
(iv)	Shared power to dispose or to direct the disposition: 427,777

Marfin Egnatia

Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 427,777
(iii)	Sole power to dispose or to direct the disposition: -0-
(iv)	Shared power to dispose or to direct the disposition: 427,777

Marfin Popular

Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 427,777
(iii)	Sole power to dispose or to direct the disposition: -0-
(iv)	Shared power to dispose or to direct the disposition: 427,777

Item 5.                      Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                      Notice of Dissolution of Group.

Not Applicable.

Item 10.                      Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

Investment Bank of Greece Societe Anonyme

By:	/s/ Iraklis Kounadis
Name: Iraklis Kounadis
Title: Chief Executive Officer

Marfin Egnatia Bank Societe Anonyme

By:	/s/ Konstantinos Vasilakopoulos
Name: Konstantinos Vasilakopoulos
Title: Chief Executive Officer

Marfin Popular Bank Public Company Limited

By:	/s/ Efthimios Bouloutas
Name: Efthimios Bouloutas
Title: Chief Executive Officer